Exhibit (d)(7)(e)

NOTICE OF AND CONSENT TO
ASSIGNMENT OF SUB-ADVISORY AGREEMENT

     Reference is made to the Fund Management Agreement among Lazard Asset Management (“LAM”), a division of Lazard Freres & Co. LLC (“Lazard Freres”), Pacific Life Insurance Company (“Investment Adviser”) and Pacific Funds (the “Fund”), dated September 25, 2001, (the “Agreement”).

     On January 13, 2003, LAM reorganized into Lazard Asset Management LLC (“LAM LLC”), a Delaware limited liability company and a wholly-owned subsidiary of Lazard Freres. On that date, LAM LLC succeeded to the entire investment advisory business previously conducted by LAM. This change in legal structure had no effect on the management of LAM LLC, its investment strategy, the portfolio management services it offers, or any other services it provides. As a result of the reorganization, LAM intends to assign the Agreement to LAM LLC.

     The assignment will not result in an actual change in control, which would result in termination of the Agreements due to “assignment” pursuant to Section 2(a)(4) of the Investment Company Act of 1940, and Rule 2a-6 thereunder. Lazard Freres obtained from its legal counsel, a legal memorandum dated April 17, 2002, a copy of which is attached hereto, that describes the reorganization and concludes that the assignment will not result in an actual change in control.

     NOW THEREFORE, in consideration of the premises:

1.	Subject to the approval of and ratification by the Board of Trustees of the Fund for LAM LLC to serve as Fund’s sub-adviser, effective January 13, 2003:

A.	LAM assigns all duties and obligations arising under the Agreements to LAM LLC; and

B.	LAM LLC hereby agrees to assume all duties and obligations, and associated liabilities, arising out of the Agreements and to become a party to said Agreements upon the terms and conditions set forth herein, standing in stead of LAM.

2.	The Investment Adviser and the Fund consent to the assignment of the Agreements.

3.	Prior to the execution of said consent, the Investment Adviser and the Fund shall obtain the approval of the Fund’s Board of Trustees to approve and ratify LAM LLC as the Fund’s new sub-adviser.

4.	All terms and conditions set forth in the Agreements are hereby confirmed and remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Notice and Consent to Assignment of Sub-Advisory Agreement to be executed by their respective officers.

Lazard Fréres & Co. LLC

By: /s/ Gerald B. Mazzari

Name: Gerald B. Mazzari

Title: Chief Operating Officer

Lazard Asset Management LLC

By: /s/ Nathan A. Paul

Name: Nathan A. Paul

Title: Managing Director

Pacific Life Insurance Company

By: /s/ Thomas C. Sutton	By: /s/ Audrey L. Milfs

Name: Thomas C. Sutton	Name: Audrey L. Milfs

Title: Chairman, Chief Executive Officer	Title: Secretary

Pacific Funds

By: /s/ Thomas C. Sutton

Name: Thomas C. Sutton

Title: Chairman, Trustee